October 21, 2024

Anthony Kerrigone
Chief Executive Officer
Blue Line Holdings, Inc.
400 North Park Avenue, Suite 12-B
Breckenridge, CO 80424

       Re: Blue Line Holdings, Inc.
           Registration Statement on Form S-1
           Filed September 24, 2024
           File No. 333-282317
Dear Anthony Kerrigone:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed September 24, 2024
General

1. Please provide a detailed legal analysis explaining whether or not you are a shell company as defined in Rule 405 under the Securities Act of 1933. Rule 405 defines a
          shell company    as a registrant that has: (1) no or nominal
operations; and (2) either
       (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or
       (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. It appears that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures and no or nominal actions taken in furtherance of your business plan, and no revenues to date.

       Further, if the shares issued to the selling shareholders were issued while you were a shell company or recently thereafter, Rule 144 does not appear to be available to you, and each of the selling shareholders is considered an underwriter. Please make
 October 21, 2024
Page 2

       appropriate revisions to the prospectus and ensure consistency throughout the registration statement by discussing the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144, and by revising to identify the selling shareholders as underwriters.
2. We note that your table of contents is provided on the outside back cover page of the prospectus. Please confirm your understanding that you must include the table of contents immediately following the cover page in any prospectus you deliver electronically. See Item 502(a) of Regulation S-K.
3. We note your disclosure stating that until a market develops for your common stock, the shares offered by the selling shareholders may be sold at a price of $0.10 per share. Please revise your registration statement to provide under title "Determination of Offering Price" the various factors considered in determining such offering price. See Item 505(a) of Regulation S-K.
4. Revise your registration statement to provide under title "Dilution" the information required by Item 506 of Regulation S-K or tell us why you are not required to do so.
       Refer to Part I, Item 6 of Form S-1.
5. Revise your registration statement to provide under title "Plan of Distribution" the information required by Item 508 of Regulation S-K or tell us why you are not required to do so. Refer to Part I, Item 8 of Form S-1.
Cover Page

6. Please revise your cross-reference to the risk factors section to include the page number where it appears in the prospectus and highlight this cross-reference by prominent type or in another manner. See Item 501(b)(5) of Regulation
S-K.
7. Please provide your analysis as to why this transaction is not an indirect primary offering. If the selling stockholders are engaged in an indirect primary offering, then the selling stockholders would be statutory underwriters under Section 2(a)(11) of the
       Securities Act of 1933, as amended, and must therefore be identified in the prospectus as an underwriter. In addition, the selling stockholders would be required to offer and sell their securities at a fixed price for the duration of the offering. Please refer to
       Securities Act Rules Compliance and Disclosure Interpretations 612.09.
8. We note your disclosure that the shares "may" be sold at a price of $0.10 per share until the common stock becomes quoted or listed on a recognized market. Please revise to state that the shares "will" be sold at $0.10 per share.
We need additional capital to implement our business plan..., page 3

9. We note your disclosure stating that "any future sale of [y]our equity securities will dilute the ownership of existing stockholders." We note also that you anticipate that you will derive all of your revenues from sale of CocoLove water and you will not receive any proceeds from this offering. Finally, we note that your projected capital requirements for costs associated with being able to sell CocoLove water appear to be significantly higher than your current cash reserves, and you do not "have any firm commitments from any person to provide [you] with any capital." Please revise your disclosure here to clearly state whether you will need to raise additional capital to
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Page 3

       implement your business plan or generate revenue from the sale of CocoLove water.
       Please, also consider prominent disclosure of the risk that considering these circumstances, future capital raising will not only dilute the ownership of existing stockholders, it may also cause the value of their securities to decline significantly.
Our Directors have the authority, without stockholder approval, to issue preferred stock..., page 4

10. We note your disclosure stating that your Articles of Incorporation allows your directors to issue shares of preferred stock without any vote and authorize the issuance of a series of preferred stock that would grant to holders multiple votes per share, preferred right to your assets upon liquidation, right to receive dividend payments before dividends are distributed to the holders of common stock, and the right to the redemption of the shares, together with a premium, prior to the redemption of your common stock. We also note that Anthony Kerrigone is your only director as well as your chief executive, financial, and accounting officer. Revise your disclosure here to prominently state that Mr. Kerrigone will have the sole authority and ability, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and may also adversely affect stockholder voting power and perpetuate control. In addition, provide disclosure of the potential risk posed to investors as a result.
Management's Discussion and Analysis and Plan of Operations, page 6

11. Please revise this section to substantially expand your management's discussion and analysis to include information required by Item 303 of Regulation S-K. This section should provide disclosure in the form of a discussion and analysis from management's perspective and should not merely contain factual statements about your company and its operations. Provide the discussion and analysis in a format that facilitates easy understanding and that supplements, and does not merely duplicate, disclosure already provided in the filing. The objective of the discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of the company as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations.
12. We note your disclosure stating that your ability to secure and generate revenue from licensing agreements will significantly affect your future operating results, liquidity, and capital resources. Please provide a discussion from management's perspective of your ability to successfully market and distribute CocoLove water in France. When providing this disclosure, take into account the resources required, distribution methods, warehouse space, and whether you will enter into vendor/seller contracts.
Sale of CocoLove Water, page 9

13. We note your July 2024 agreement with Monarch Media. We also note that this agreement with Monarch Media is the only agreement you currently possess and Mr.
       Kerrigone, your CEO, sole director, and majority shareholder, has been a sales representative for Monarch Media since March 2024. Please expand your disclosure here to provide more background and information as to the circumstances and reasons for entering into this agreement with Monarch Media. Explain why you are targeting
 October 21, 2024
Page 4

       the French market. Discuss whether Mr. Kerrigone's affiliation with Monarch Media and his role as your CEO and sole director creates any conflicts of interest. As applicable, also revise your risk factor section to add a risk factor to discuss this conflict of interest and the potential risk to investors.
14. We note your disclosure stating that the agreement with Monarch Media gives you the exclusive license to distribute CocoLove water in France. However, we also note that the agreement filed as Exhibit 10.1 states under Section 2.1 that the "license rights granted to Licensee pursuant to this Section 2.1 does not preclude the Licensor from selling the Licensed Products in the Territory utilizing its own sales channels with no obligation to compensate Licensee." Please advise if your license to distribute
       CocoLove water in France is exclusive. As applicable, revise your risk factors section to add a risk factor to discuss the potential risk that Monarch Media may begin selling
       CocoLove in France utilizing its own sales channels with no obligation to compensate the company.
15. Please revise your disclosure to provide the current status of your operations in
       France, including whether you have begun marketing or distribution. Management, page 10

16. As applicable, please revise your disclosure in this section to provide information required under Item 401(f) of Regulation S-K.
Selling Shareholders, page 11

17. We note your disclosure on page 12 that other than Anthony Kerrigone, no selling shareholder has any material relationship with you or your officers or directors. We note also, however, that Monarch Media has a relationship with Anthony Kerrigone and that you are engaged in selling its products. Please advise or revise as
       appropriate.
Available Information, page 14

18.    Please revise this section to include all the information required under
Item 101(h)(5)
       of Regulation S-K.
Exhibits and Financial Statement Schedules, page II-2

19.    We note the exhibit index does not include the legal opinion filed as
Exhibit 5. Please
       revise to include Exhibit 5 on the index.
20.    We note that the License Agreement with Monarch Media, LLC filed as
Exhibit 10.1
       appears to erroneously refer to Blue Line Holdings Inc. as Licensor and Monarch
       Media as Licensee. Please advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 October 21, 2024
Page 5

statement.

       Please contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing